RECEIVED
FEB 28 2003
SEC MAIL PROCESSING SECTION WASH, D.C. 207

3/11/03

03012208

CM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~1794~~ 16324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fechtor, Detwiler & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
225 Franklin Street, 20th Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen D. Martino 617-747-0154
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name - if *individual, state last, first, middle name*)

160 Federal Street	Boston	MA	02110
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

FECHTOR, DETWILER & CO., INC. AND SUBSIDIARY
TABLE OF CONTENTS

Fechtor, Detwiler & Co., Inc. and Subsidiary

(A wholly owned subsidiary of Detwiler, Mitchell & Co.)

(SEC File Number 0-12926)

Consolidated Financial Statements and Supplemental Schedule
for the Year Ended December 31, 2002 and
Independent Accountants' Report and Supplemental
Report on Internal Control

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors of
Fechtor, Detwiler & Co., Inc.:

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Fechtor, Detwiler & Co., Inc. (the "Company") at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying statements of computation of net capital under SEC rule 15c3-1, computation for determination of reserve requirements under SEC rule 15c3-3, and information relating to possession or control requirements under SEC rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, have extensive transactions and relationships with other members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 26, 2003

FECHTOR, DETWILER & CO., INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2002

ASSETS	
Cash and cash equivalents	$ 916,033
Security deposits	194,786
Deposits with clearing organizations	256,000
Commissions and other receivables	708,994
Fixed assets, net of accumulated depreciation and amortization	273,720
Prepaid expenses and other assets	168,935
	$ 2,518,468
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accrued compensation	621,200
Accounts payable and accrued liabilities	353,609
Total Liabilities	974,809
Commitments and contingencies (See Note 5)	
STOCKHOLDER'S EQUITY	
Common stock, no par value, authorized 7,500 shares, 900 issued	131,563
Paid-in capital	1,412,096
Retained earnings	-
Total Stockholder's Equity	1,543,659
	$ 2,518,468

See accompanying notes to consolidated financial statements.

FECHTOR, DETWILER & CO., INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commissions	$ 8,456,578
Principal transactions	20,841
Investment banking	256,015
Interest	70,738
Other	319,103
Total revenues	9,123,275
EXPENSES:	
Compensation and benefits	5,805,679
General and administrative	1,504,195
Execution costs	753,355
Occupancy, communications and systems	1,332,187
Interest	38,446
Total expenses	9,433,862
Loss before income taxes	(310,587)
Income tax benefit	96,281
Net loss	$ (214,306)

See accompanying notes to consolidated financial statements.

FECHTOR, DETWILER & CO., INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
DECEMBER 31, 2001	$ 131,563	$ 4,510,000	$ 2,965,639	$ 7,607,202
Net loss	-	-	(214,306)	(214,306)
Distribution to Parent	-	-	(306,538)	(306,538)
Intercompany transfer (Note 8)	-	(3,097,904)	(2,444,795)	(5,542,699)
DECEMBER 31, 2002	$ 131,563	$ 1,412,096	$ -	$ 1,543,659

See accompanying notes to consolidated financial statements.

FECHTOR, DETWILER & CO., INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (214,306)
Adjustments to reconcile net loss to net cash from operating activities:	
Depreciation and amortization	200,544
Changes in:	
Restricted deposit	5,000
Security deposits	88,131
Deposits with clearing organizations	12,604
Commissions and other receivables	(503,149)
Receivables from brokers, dealers and clearing organizations	15,093
Due from customers	5,038,833
Securities borrowed	445,400
Other assets	(66,857)
Intercompany loans	(306,538)
Payable to brokers, dealers and clearing organizations	(1,410,829)
Due to customers	(929,737)
Accrued compensation	337,042
Accounts payable and accrued liabilities	(202,236)
Net cash from operating activities	2,508,995
CASH FLOWS FROM INVESTING ACTIVITIES:	
Marketable securities	31,995
Capital expenditures	(62,049)
Net cash used in investment activities	(30,054)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of notes payable	(1,800,000)
Net cash used in financing activities	(1,800,000)
Net increase in cash and cash equivalents	678,941
Cash and cash equivalents at beginning of year	237,092
Cash and cash equivalents at end of year	$ 916,033
SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS	
Reduction in non-marketable securities	$ 250,000
Decrease in due from Parent and affiliates	3,097,904
Decrease in retained earnings	2,751,333
Decrease in deferred income taxes	340,000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Interest paid	$ 38,447

See accompanying notes to consolidated financial statements.

FECHTOR, DETWILER & CO., INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. ORGANIZATION

Fechtor, Detwiler & Co., Inc. ("Fechtor Detwiler" or the "Company"), a wholly owned subsidiary of Detwiler, Mitchell & Co. ("DMC" or "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Boston Stock Exchange and the National Association of Securities Dealers ("NASD"). The Company has one wholly owned subsidiary, DMC Insurance Agency, Inc., a licensed insurance agency, which began operations in 2002 and conducts sales of insurance related products. Fechtor Detwiler has offices located in Massachusetts and Connecticut. In April 2002, Fechtor Detwiler began introducing customer transactions on a fully disclosed basis to National Financial Services LLC ("NFS"), a wholly owned subsidiary of Fidelity Investments as clearing broker. Accordingly, Fechtor Detwiler is no longer a self-clearing broker dealer and no longer holds funds on behalf of its customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The consolidated financial statements of the Company include the accounts of its wholly owned subsidiary. All material intercompany transactions have been eliminated in consolidation.

Cash Equivalents – Cash equivalents, which consist principally of money market mutual funds and other highly liquid financial instruments with original maturities of 90 days or less, are investments readily convertible to known amounts of cash.

Commission Revenues – Commission revenues result from the purchase and sale of securities on behalf of institutional and retail brokerage customers. Commissions are charged on both listed and over-the-counter agency transactions. Commission revenues are recorded on the trade date.

Securities Transactions – Proprietary securities transactions in regular way trades are recorded on the settlement date (normally the third business day following the trade date), which is not materially different from the trade date. Securities transactions for customers are reported on the settlement date. Commission revenues and expenses are recorded on the trade date.

Investment Banking Revenues – Investment banking revenues result from fees earned from securities offerings in which the Company acts as an underwriter or agent.

Fixed Assets – Fixed assets are stated at cost and include furniture, equipment, and leasehold improvements. Depreciation and amortization expense is recorded using the straight-line method over periods ranging from 3 to 7 years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes – The Company is included in a consolidated tax return with DMC. Income tax expense is allocated among members of the consolidated group based upon the effective Federal and state income tax rates, which approximate 40% of income (loss) before income taxes.

Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

3. FIXED ASSETS

Fixed assets at December 31, 2002 follows:

Computer hardware and software	$ 588,928
Furniture and equipment	267,124
Leasehold improvements	29,507
Artwork and rugs	17,337
	902,896
Less accumulated depreciation and amortization	(629,176)
	$ 273,720

Depreciation and amortization expense was $200,544 for the year ended December 31, 2002.

4. COMMITMENTS AND CONTINGENCIES

The Company leases office space under a non-cancelable lease expiring July 1, 2007. Annual rental payments are exclusive of increases for real estate taxes and certain building operating expenses.

4. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Future minimum annual lease payments under the non-cancelable lease at December 31, 2002 follow:

Year	Amount
2003	$ 555,000
2004	555,000
2005	555,000
2006	555,000
2007	277,500
Total	$ 2,497,500

Rent expense was $583,000 for the year ended December 31, 2002.

A $191,686 U.S. Treasury security is pledged as collateral for a letter of credit taken out in connection with the office space.

Legal Proceedings - The Company from time to time is subject to other legal proceedings and claims which arise in the ordinary course of its business. Management believes that resolution of these matters will not have a material adverse effect on the Company's results of operations or financial condition.

5. INCOME TAXES

Income tax benefit at December 31, 2002 consisted of the following:

Current:	
Federal	$ 56,988
State	-
Deferred	39,293
Total	$ 96,281

The principal difference between income tax benefit computed at statutory rates versus actual income tax benefit presented in the financial statements results from non-deductible meals expense and non-taxable increase in cash surrender value of Company owned life insurance.

6. NET CAPITAL REQUIREMENT

The Company's principal broker dealer subsidiary, Fechtor Detwiler, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Effective April 26, 2002, Fechtor Detwiler changed from a self-clearing to a fully disclosed broker dealer with National Financial Services LLC ("NFS"), a wholly owned subsidiary of Fidelity Investments as clearing broker. As a result, the Rule 15c3-1 minimum net capital requirement was reduced to $100,000. Fechtor Detwiler has agreed with NFS to maintain minimum net capital of $500,000 through December 31, 2002, $750,000 through June 30, 2003, and $1,000,000 on July 1, 2003 and beyond. Additionally, Fechtor Detwiler has a $250,000 clearing deposit with NFS which will be reduced to $100,000 in July 2003. At December 31, 2002, Fechtor Detwiler's net capital was $958,857, which is $858,857 in excess of its minimum net capital requirement of $100,000, and a ratio of aggregate indebtedness to net capital of 0.98 to 1.

7. CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right. During 2002, the Company paid no claims to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which is conducts business.

8. RELATED PARTY TRANSACTIONS

DMC provides certain management, systems, software and other administrative services to the Company. The costs for all such services are absorbed by DMC. Because of the above-mentioned relationship, it is possible that the terms of these services may not be the same as those that would result from services among wholly unrelated parties.

9. STOCKHOLDER'S EQUITY

In 2002, management determined that the $5,898,337 balance of intercompany receivables will no longer be repaid. Management reclassified those receivables as a reduction of stockholder's equity rather than a receivable subject to collection from the related subsidiary company. Accordingly, such amounts were reclassified as a reduction of stockholder's equity in December 2002.

10. SALARIES AND COMMISSIONS PAYABLE

Salaries and commissions payable at December 31 consisted of the following:

	2002
Salaries	$ 72,560
Retail and independent	284,217
Capital markets – short term	209,997
Capital markets – long term	54,426
	$ 621,200

Effective December 1, 2001, a new compensation plan was implemented at Fechtor Detwiler with the following major provisions: payouts to institutional salesmen, research analysts and traders decreased from a combined 62% to 48% (a 23% reduction); execution costs and certain direct sales expenses are shared by employees and the Firm; employees will be paid a guaranteed salary; bonuses earned in excess of the guaranteed salary will be deferred with 75% being paid annually on a staggered basis (by department) and 25% paid over a three-year vesting period beginning the following year. Deferred bonuses will be forfeited by any employee upon termination. Additionally, several institutional salesmen, research analysts, and trading employees executed an employment and non-compete agreement with the Firm in consideration for significant stock option grants and the aforementioned restructured compensation plan. Such plan has increased working capital of the Company by reducing payouts and deferring a portion of variable compensation. Accordingly, $547,000 of deferred compensation will be payable under the three-year vesting provisions of the aforementioned plan for the year ended December 31, 2002. At December 31, 2002, $54,426 of such deferred compensation was amortized to compensation expense in 2002 in accordance with the vesting provisions of the plan.

11. CHANGE FROM A SELF-CLEARING TO A FULLY DISCLOSED BROKER DEALER

On April 26, 2002, Fechtor Detwiler began introducing customer transactions on a fully disclosed basis to NFS as clearing broker. Accordingly, Fechtor Detwiler is no longer a self-clearing broker dealer and no longer holds funds on behalf of its customers.

The decision to change from a self-clearing broker dealer to a fully disclosed broker dealer was based upon several factors. Most significant among these were the competitive environment of the securities industry, expanded products and services Fechtor Detwiler will be able to offer its customers through its relationship with NFS, business risks associated with remaining a self-clearing broker dealer, increased insurance coverage for customer accounts, and the increased ability to retain and hire competent retail broker and financial planning sales professionals because of enhanced products, services and technology offered by NFS.

FECHTOR, DETWILER & CO., INC.

STATEMENT OF COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

AT DECEMBER 31, 2002

NET CAPITAL	
Total stockholder's equity	$ 1,575,208
Less non-allowable assets:	
Property, furniture and equipment	(273,720)
Pledged security	(191,686)
Other assets	(141,843)
Investment in subsidiary	(9,102)
NET CAPITAL	958,857
Minimum Net Capital Requirement of 6 2/3% of aggregate indebtedness of $940,753 or $100,000, whichever is greater	100,000
EXCESS NET CAPITAL	$ 858,857
SCHEDULE OF AGGREGATE INDEBTEDNESS:	
Aggregate Indebtedness	$ 940,753
Ratio of Aggregate Indebtedness to Net Capital	0.98 to 1.00

The computation of net capital above does not materially differ from that reported by the Company in its FOCUS Report filed on Form X-17A-5 at December 31, 2002.

FECHTOR, DETWILER & CO., INC.

STATEMENT OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AT DECEMBER 31, 2002

A computation of the reserve requirement is not applicable to Fechtor Detwiler & Co., Inc. and subsidiary as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

FECHTOR, DETWILER & CO., INC.

STATEMENT OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AT DECEMBER 31, 2002

Information relating to possession or control requirements is not applicable to Fechtor Detwiler & Co., Inc. and subsidiary as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To Board of Directors of Fechtor, Detwiler & Co., Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Fechtor, Detwiler & Co., Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2003